(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-27163	SEC FILE NUMBER 000-27163 CUSIP NUMBER 483600102

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

The notification relates to the Registrant’s financial statements required to be filed with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

PART I — REGISTRANT INFORMATION

Kana Software, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

181 Constitution Drive
Address of Principal Executive Office (Street and Number)

Menlo Park, California 94025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kana Software, Inc. (“KANA”) plans to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as soon as practicable, but does not currently expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

As reported in its Form 12b-25 filed on April 3, 2006, KANA is still affected by the delays in filing its Quarterly Reports on Form 10-Q and has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005 and Annual Report on Form 10-K for the year ended December 31, 2005. KANA is working closely with its independent registered public accounting firms to file these periodic reports and has made progress in this process.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Thompson	650	614-8300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

KANA has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release issued on April 24, 2006, KANA reported that it estimated that its total revenues for the first quarter of 2006 were between $11.4 million to $11.6 million, and that its license revenue is expected to be approximately $2.8 million to $3.0 million.

Until the completion of KANA’s financial statements for the quarters ended June 30, 2005 and September 30, 2005 and the year ended December 31, 2005, KANA cannot finalize its financial statements for its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

KANA SOFTWARE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2006	By	/s/ John M. Thompson
John M. Thompson
Chief Financial Officer